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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. **Name and Address of Reporting Person*** *(Last, First, Middle)*

   Light, Nathan R

   111 Village Club House Circle

   (Street)

   Jupiter, FL 33458

   (City) (State) (Zip)

2. **Issuer Name and Ticker or Trading Symbol**

   Michael Anthony Jewelers, Inc.

3. **I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)*

4. **Statement for** *(Month/Day/Year)*

   November 20, 2002

5. **If Amendment, Date of Original** *(Month/Day/Year)*

6. **Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)*

   ☒ Director ☐ 10% Owner

   ☐ Officer *(give title below)*

   ☐ Other *(specify below)*

7. **Individual or Joint/Group Filing** *(Check Applicable Line)*

   ☒ Form filed by One Reporting Person

   ☐ Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2a. Deemed Execution Date, if any. (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock, $.001 par value								9,710	D	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	**V**	**(A)**	**(D)**
Option to purchase shares of common stock	$3.00	(1)		A			
Option to purchase shares of common stock	$2.875	(1)		A			
Option to purchase shares of common stock	$1.875	(1)		A			
Option to purchase shares of common stock	$2.400	(1)		A			
Option to purchase shares of common stock	$1.70	11/20/2002		A			

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
(2)	11/20/2003	Common Stock	5,000		5,000	D	
(3)	11/20/2004	Common Stock	5,000		5,000	D	
(4)	11/20/2005	Common Stock	5,000		3,334	D	
(5)	11/20/2006	Common Stock	5,000		1,667	D	
(6)	11/20/2007	Common Stock	5,000			D	

Explanation of Responses:

(1) Previously reported

(2) 1,667 shares became exercisable on 11/20/1999 and on 11/20/2000 and 1,666 shares became exercisable on 11/20/2001.

(3) 1,667 shares became exercisable on 11/20/2000 and on 11/20/2001 and 1,666 shares became exercisable on 11/20/2002.

(4) 1,667 shares became exercisable on 11/20/2001 and on 11/20/2002 and 1,666 shares become exercisable on 11/20/2003.

(5) 1,667 shares became exercisable on 11/20/2002 and 1,667 shares become exercisable on 11/20/2003 and 1,666 shares become exercisable on 11/20/2004.

(6) 1,667 shares become exercisable on 11/20/2003 and 1,667 shares become exercisable on 11/20/2004 and 1,666 shares become exercisable on 11/20/2005.

/s/ Nathan Light — November 21, 2002

**Signature of Reporting Person — Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.